

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Markus Warmuth
President and Chief Executive Officer
Monte Rosa Therapeutics, Inc.
645 Summer Street, Suite 102
Boston, MA 02210

Re: Monte Rosa Therapeutics, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 21, 2021
CIK No. 0001826457

Dear Dr. Warmuth:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on May 21, 2021

Prospectus Summary
Overview, page 1

1.   We note your revisions in response to comment 2. Please further revise your disclosure to remove your references to "highly validated" proteins and similar statements throughout your registration statement that could imply that your product candidates are more likely to receive FDA approval than others.

2.   We note your revisions in response to comment 3. You continue to describe your product candidates as "potent" throughout your registration statement and state that they have demonstrated the potential for "potent antitumor activity" on page 105. Please revise

these and similar statements in your registration statement, as they continue to inappropriately indicate your conclusions regarding the efficacy of your product candidates.

Our Pipeline, page 3

3.   Refer to comment 5. Please include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your belief that you will be able to conduct Phase 1/2 trials for all your product candidates.

Capitalization , page 82

4.   Please reconcile the 7,699,359 shares outstanding as of March 31, 2021 disclosed in your capitalization table to the 6,079,905 outstanding shares disclosed on pages F-30 and F-32 as of March 31, 2021. Please note this comment also applies to your outstanding shares utilized in your calculations for your net tangible and pro forma net tangible book value (deficit) per share as of March 31, 2021 located on page 84.

Business
Collaboration and option agreement, page 136

5.   We note your revised disclosure in response to comment 13. Please further revise to disclose a dollar amount of aggregate future potential milestone payments to be paid under the agreement.

    You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Puopolo, Esq.